

June 11, 2012

Via E-mail
Mr. John Catagan Ngitew
Chief Executive Officer, President and Director
Lingas Resources, Inc.
469 Pujols Avenue, Fort Benafacio, Manila, Philippines

> **Re:** **Lingas Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 22, 2012**
> **File No. 333-179390**

Dear Mr. Ngitew:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed May 22, 2012

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. We reissue comment five of our letter dated February 28, 2012. Please disclose all promoters. We direct your attention to Rule 405 of Regulation C for the definition of promoters.

Business, page 11

3. We note your response to comment ten of our letter dated February 28, 2012 and we reissue the comment. In this regard, we note that you have completed Phase I but that your disclosure throughout your registration remains unclear as to this fact. In this regard, we note that you have undertaken Phase I, see page 17, that you are in the process of completing Phase I, see page 16, that you do not have adequate funds to complete both Phase I and II, see page four, that you will be required to obtain an exploration permit when you commence your exploration work. In addition, clarify the activities the company is currently engaged in, as we note that Phase I is completed and that Phase II cannot begin until you have sufficient funds. Finally, clarify how you will determine whether to move forward with further exploration following the completion of Phases I and II and who will make such determination.

4. We reissue comment 11 of our letter dated February 28, 2012, as we continue to note the general disclosure provided with respect to the governmental regulations you are subject to at the present time. In this regard, we note you that you state you are "in compliance with all material mining, health, safety, and environmental statutes of the Republic of the Philippines" but do not state what those are. Please revise to specifically address the governmental and environmental regulations that affect the company as required by Items 101(h)(4)(ix) and (xi) of Regulation S-K.

5. We note your revised disclosure in response to comment 12 of our letter dated February 28, 2012. Please further revise your risk factor on page nine to clarify that the 50 hours figure refers to a collective time devotion of your two officers and does not represent a per officer figure.

6. We note your revised disclosure in response to comment 13 of our letter dated February 28, 2012 and we partially reissue the comment as your response appears to be limited to your relationship with Alfred Jumpay. Please attach any agreement you have or had with a consultant, such as Ricardo Ramos, as an exhibit in accordance with Item 601(b)(10) of Regulation S-K or advise.

Management's Discussion and Analysis, page 30

7. We note your revised disclosure in response to comment 16 of our letter dated February 28, 2012. Please clarify whether your use of the term "two exploration programs" is synonymous with Phase I and Phase II of your exploration plan. If it is not, please revise to clarify this is the case. If so, your statement on page 31, "[d]uring our two exploration programs we will be using the service of a qualified geologist. . ." clearly states that one is needed for both phases. However, your disclosure goes one to state that once Phase I is complete, you will no longer need his services. Please revise to reconcile these two statements.

8. Please remove the statement on page 44 that you must achieve the milestones during the forthcoming year, as there is no guarantee you will be able to achieve the milestones. In addition, please remove the reference to "acceptance" of the registration statement by the SEC.

Exhibits

9. We note your revised legality opinion in response to comment 25 of our letter dated February 28, 2012 and we reissue the comment. Please revise the legality opinion to definitively provide your opinion under the laws of the state of incorporation, i.e. Nevada. In addition, please remove the statement that you are not admitted to practice in the state of Nevada but are generally familiar with the General Corporate Laws of Nevada, as that is a limitation on the opinion.

        Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director